UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

    Form C: Offering Statement

☐   Form C-U: Progress Update

☐   Form C/A: Amendment to Offering Statement.

    ☐   Check box if Amendment is material and investors must reconfirm within five business days.

☑   Form C-AR: Annual Report

☐   Form C-AR/A: Amendment to Annual Report

☐   Form C-TR: Termination of Reporting

Name of issuer
Totle Inc.

Legal status of issuer Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
September 12, 2017

Physical address of issuer
260 E. Brown St Suite 200, Birmingham, MI, 48009

Website of issuer
https://www.totle.com/

	Most recent fiscal year-end (2019)	Prior fiscal year-end (2018)
Total Assets	$56,138	$120,584.98
Cash & Cash Equivalents	$56,134	$120,584.98
Accounts Receivable	$0	$0
Short-term Debt	$2,103,565	$380,972.39
Long-term Debt	$300,000	$1,898,750.00
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$1,810,212	-$2,847,751.98

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, and Wyoming.

APRIL 29, 2020

FORM C-AR

Totle Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Totle Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation Crowdfunding (§ 227.100 et seq.) ("Regulation CF") which requires that it must file a report with the SEC annually and post the report on its website at www.janewest.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company' s actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Totle Inc., is a Delaware Corporation, formed on September 12, 2017. The Company is located at 260 E. Brown St Suite 200, Birmingham, MI, 48009.

The Company's website is https://www.totle.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business
Totle is the Kayak for blockchain asset exchange. Totle's core business is asset exchange on the blockchain. Our single source of liquidity powers decentralized payment systems, exchanges and open financial applications. Totle's underlying digital asset exchange software platform aggregates order books across multiple decentralized exchanges and optimally routes orders to provide the best price for our customers.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The development and commercialization of the Company's products and services are highly competitive.
The Company faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Cryptocurrency exchange market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

6

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any such key personnel dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such persons could negatively affect the Company and its operations.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign

jurisdictions as our technology solutions can (and will) address global markets.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. There is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals. Any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences of our products change continually. Our success depends on our ability to predict, identify, and interpret educational needs and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must

8

distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in educational guidelines and preferences will be long-term, or if we fail to introduce new and improved products to satisfy those guidelines, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies.

It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive cryptocurrency space. Additionally, the product may be in a market where customers will not have brand loyalty.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our website or our app, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes. These are standard risks that most technology companies face but we want to be transparent. Our blockchain technology and our B2B means that we will be storing our customer's customer information, as well.

Adverse changes such as disasters, diseases and negative changes in government policy could result in significant losses to the Company.
Adverse changes such as public health crises, natural disasters, terrorist attacks and other outside events can adversely affect general commercial activity and the economies of many countries, which could materially adversely affect the business, financial condition and results of operations of the Company. For example, the outbreak of coronavirus ("COVID-19") and its effect on the world in general, and on the financial market may negatively affect the Company. The effect of COVID-19 on the market and the Company is unknown at current. However, given market turmoil, "social distancing" and efforts to contain the virus, as well as the potential impact to consumer confidence, employment and spending power, the virus is likely to have a negative impact, at least in the short term. The extent of the impact on our market and the Company also depends on how long the crisis persists. Revenue to the Company may be dependent on and sensitive to many other factors, including governmental monetary policies, economic and political conditions. Any such change could adversely affect the Company.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition,

patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

The regulatory regime governing the blockchain technologies and cryptocurrencies is uncertain, and new regulations or policies may materially adversely affect the development and adoption of the Company.

Regulation of cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is undeveloped and likely to rapidly evolve, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the development and growth of the Company. Failure by the Company, with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines.

As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases, regulate, their use and operation.

In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the Securities Exchange Commission, and the Commodity Futures Trading Commission (the "***CFTC***"), for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for US federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws.

The regulation of non-currency use of blockchain assets is also uncertain. The CFTC has publicly taken the position that certain blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some blockchain assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a blockchain network, exchange, or asset, and the Company may be materially and adversely affected.

Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions such as the

European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the Company. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact our business. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the development and growth of the Company.

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate.

The growth of the blockchain industry in general, as well as the blockchain networks on which the Company will rely, is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency industry, as well as blockchain networks, include, without limitation:

- Worldwide growth in the adoption and use of Bitcoin, Ether and other blockchain technologies;
- Government and quasi-government regulation of Bitcoin, Ether and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;
- The maintenance and development of the open-source software protocol of the Bitcoin or Ethereum networks;
- Changes in consumer demographics and public tastes and preferences;
- The availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using fiat currencies or existing networks;
- General economic conditions and the regulatory environment relating to cryptocurrencies; or
- A decline in the popularity or acceptance of the Bitcoin or Ethereum networks would adversely affect the Company's operating results.

Regulatory changes or actions may alter the nature of an investment in the securities, or the operation of the networks on which our SAAS product operates, in a manner that adversely affects an investment in the Securities.

As cryptocurrencies and tokens have grown in popularity and in market size, the U.S. Congress and certain agencies (e.g., FinCEN, the Securities and Exchange Commission and the Federal Bureau of Investigation) continue to examine the operations of the cryptocurrency and token networks and issuers. Local state regulators such as the California Department of Financial Institutions and the New York State Department of Financial Services have also examined of cryptocurrencies and instituted enforcement proceedings. There is a possibility of future regulatory change altering, perhaps to a material extent, the ability of the Company to launch and continue to operate thereafter. Federal regulators such as the Securities and Exchange Commission and certain state regulators have appeared to take the position that tokens are generally securities and must be regulated as such. To the extent that cryptocurrencies or tokens are determined to be a security, commodity future or other regulated asset, or to the extent that a U.S. or foreign government or quasi-governmental agency exerts regulatory authority over cryptocurrency or token trading and ownership, our ability to execute our business plan may be adversely affected.

To the extent that future regulatory actions or policies limit the ability to exchange cryptocurrencies or utilize them for payments, the demand for cryptocurrency will decrease.

New regulations and interpretations of existing regulations may make it more difficult to acquire and/or use cryptocurrencies. Furthermore, regulatory actions may limit the ability of end-users to convert cryptocurrencies into fiat currency (e.g., U.S. Dollars) or use cryptocurrencies to pay for goods and services. Such regulatory actions or policies would negatively affect the Company's operations as a service provider to the cryptocurrency industry or impede the growth of the cryptocurrency economy.

It may be illegal now, or in the future, to acquire, own, hold, sell or use tokens in one or more countries.

Although currently tokens are not regulated or are lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use tokens or to exchange tokens for fiat currency. Such restrictions could have an adverse impact on the Company's operations and impede the growth of our customer base.

Cryptocurrencies currently face an uncertain regulatory landscape in not only the United States but also in many foreign jurisdictions such as the European Union. This uncertainty may impact our Company, as we intend to be a service provider to the cryptocurrency industry.

While the German Ministry of Finance has declared Bitcoin to be "Rechnungseinheiten" (a form of private money that is recognized as a unit of account, but not recognized in the same manner as fiat currency), most regulatory bodies have not yet issued official statements regarding intention to regulate or determinations on regulation of other cryptocurrencies. Conversely, regulatory bodies in some countries such as Canada and India have largely declined to exercise regulatory authority when afforded the opportunity. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect cryptocurrencies, particularly exchanges and service providers, such as Totle, that fall within such jurisdictions' regulatory scope. Such laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of cryptocurrencies by users, merchants and service providers, such as Totle, outside of the United States and may therefore impede the growth of the cryptocurrency economy. We are not able to predict the effect of any future regulatory change on the Company or cryptocurrencies, but such change could be substantial and adverse to the profitability of the Company and sustainability of our business model.

The Company may be deemed a "money transmitter."

To the extent that the activities of the Company cause it to be deemed a "money transmitter" under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, the Company may be required to comply with FinCEN regulations, including those that would mandate the Company to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records. Such additional regulatory obligations may cause the Company to incur extraordinary expenses, possibly affecting an investment in the securities in a material and adverse manner. Additionally, certain states including California, Idaho and New York require Bitcoin businesses to register on the state level as money transmitters.

The Company's services depend on the existence and utilization of third-party cryptocurrency exchange platforms ("Crypto Exchanges") by our customers, many of which are not registered with the Securities and Exchange Commission. Future regulatory investigations, actions or adverse policies against Crypto Exchanges may harm our business prospects, financial condition, and results of operations.

As Crypto Exchanges have grown in popularity, the Securities and Exchange Commission has begun to examine the operations and the legal standing of these businesses. For example, on November 8, 2018, the Securities and Exchange Commission brought an enforcement action against EtherDelta, a digital token trading platform which operated as an unregistered national securities exchange. In connection with the foregoing, EtherDelta consented to the order and agreed to pay $300,000 in disgorgement plus $13,0000 in prejudgment interest and a $75,000 penalty. Any regulatory investigation or enforcement action against any Crypto Exchanges that our customers utilize could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, reputation, business, financial results and financial condition. We exercise no control over Crypto Exchanges, which increases our vulnerability to unforeseeable regulatory investigations and enforcement.

The Company may take transaction-based compensation in the future.

Currently the Company plans to take a percentage of certain transactions as a form of compensation in the future. Under federal and state law, generally, only broker-dealers and certain other registered parties may take transaction-based compensation for the sale of securities. If the cryptocurrencies or digital tokens we facilitate the trading of are deemed to be securities by the SEC or a state authority, we may be found to have acted as an unregistered broker-dealer. This could cause the Company to be barred from future business activities, forced to registered as a broker-dealer or other remedial actions. Additionally, many international laws impose similar requirements on parties facilitating transactions, therefore this risk extends beyond the Company's operations as they related to the United States.

BUSINESS

Description of the Business
The Company is committed to building products and tools that empower users and business to fully realize the benefits of blockchain technology. The Company is a software platform that solves three significant problems with cryptocurrency exchange: security, pricing, and user experience.

Business Plan
Totle serves both retail consumer and business customers with cryptocurrency exchange services. Totle's single source of liquidity powers decentralized payment systems, exchanges and open financial applications with the following key benefits.

Price Optimization. Totle's smart order routing engine compares prices among exchange sources and matches users directly with the most economic counter-parties for any set of orders, including fees and slippage. Users always get the price.

Liquidity. Totle offers 99% of decentralized exchange liquidity in a single source and abstracts away the need to integrate with the array of decentralized exchange protocols and standards. Users never miss an opportunity.

Safety and Security. Totle never takes custody of a user's funds or private keys. All transactions are peer-to-peer and recorded transparently on-chain. No deposits, exchange risk or hidden fees. Users are always in control of their funds.

Totle intends to monetize via one or more of the following:
- Flat monthly Application Programming Interface ("**API**")fee / subscription
- Tiered API access fee
- % of transactions

History of the Business
The inspiration for Totle began with founder David Bleznak in 2017. As an avid cryptocurrency investor and trader, he noticed a lack of usable tools for decentralized token exchanges and thus set out to create Totle. Early members, Jordan Lyall and Sergey Tsyba, joined soon after and lead Totle to its first large milestone – the public launch of our B2C trading platform and portfolio management tool on the Ethereum Mainnet in June 2018. Since then, the Totle team has grown to 12, as well as a dedicated set of advisors and contractors. All of us share a common vision, to bring cryptocurrency and blockchain asset exchange to the mainstream.

Totle first launched its Consumer Beta product mid-2018 and late 2018/early 2019 began opening the underlying platform powering the consumer product to business customers via an API.

The Company's Products and/or Services
Business-to-Consumer (B2C): Totle Portfolio Manager – A portfolio manager for 14ryptocurrency and digital assets. Available today at app.totle.com. Enables retail users to trade cryptocurrency in a decentralized, peer-to-peer environment. Users trade directly from their personal crypto wallets. Totle never takes custody of funds.

Business-to-Business (B2B): Totle API – Serves a variety of business customers. Available today. Target customer use-cases include: (1) products and Platforms: Businesses, payment gateways, investment platforms, Dapps and other financial applications who share in revenue from transaction fees; (2). Traders and Funds: Investors, hedge funds, and other trading organizations who use Totle for order management and optimization; and (3) data Analysts: Totle aggregates trade data from the top decentralized exchanges; providing analysts the most reliable decentralized exchange data on the market.

SWAP Product: Totle Swap is a platform for traders to access Decentralized Exchanges ("**DEXs**") on Ethereum in one place. A simple interface can be found at swap.totle.com for anyone to use and developers can access an API by beginning at console.totle.com. Users must identify a token in their possession which they are looking to sell and also a token they are seeking to buy. With one transaction submitted to the Ethereum network, the user's assets are then routed via DEXs to receive the best price available for the exchange. Totle is always evaluating venues to add to its routing system. Current decentralized exchanges include Kyber, 0x, Bancor, Uniswap, Oasis and more.

Competition
Competition includes generally Centralized and Decentralized exchanges. Leading centralized exchange include, but are not limited to, Binance, Coinbase, Bitmex. Leading decentralized exchanges (and relayers), include, but are not limited to Kyber, Bancor, Radar Relayer, Airswap. Centralized exchanges inherently bring exchange risk for private keys stored on their platforms (e.g. risk of lost/stolen private keys, freezing of accounts, lack of transparency, etc.) and also high and hidden fees. Decentralized exchanges suffer from a lack of liquidity and high fragmentation. Totle never takes custody of users' private keys and aggregates decentralized exchanges to address liquidity, fragmentation and pricing challenges.

Customer Base
The customer base is as follows:
- Business-to-Consumer: cryptocurrency holders who have a desire to exchange ERC20 tokens.
- Business-to-Business (B2B): Totle API – Serves a variety of business customers who have a desire to access exchange services.

Target customer use-cases include:
(1) Products and Platforms: Businesses, payment gateways, investment platforms, Dapps and other financial applications who share in revenue from transaction fees;
(2) Traders and Funds: Investors, hedge funds, and other trading organizations who use Totle for order most reliable decentralized exchange data on the market.
(3) New customers also include Edge Wallet, Coinomi Wallet and Monarch Wallet.

Intellectual Property
The Company has filed provisional patent applications for the below. The Company has not yet secured any issued patents, and the securing of an issued patent is in no way guaranteed by the filing of a provisional patent application.

Patents and Provisional Patent Applications

Application/ PUB/ Patent	Type	Title	File Date	Country
62697442	Provisional	SYSTEM AND METHOD FOR CRYPTOCURRENCY TRADING	July 13, 2018	USA

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country

15

87692236	IC 009. US 021 023 026 036 038. G & S IC 036. US 100 101 102. G & S:	T (word mark)	November 20, 2017	April 17, 2018	USA
	IC 041. US 100 101 107. G & S: IC 042. US 100 101. G & S:				

Governmental/Regulatory Approval and Compliance

The Company is not dependent on any regulatory approvals or licenses.

Litigation

To the Company's knowledge, there are no existing legal suits pending or threatened against the Company.

Other

The Company's principal address is 260 E. Brown St Suite 200, Birmingham, MI, 48009.

The Company has no additional addresses.

The Company conducts its business globally.

.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
David Bleznak

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder, Chief Executive Officer & Director: May 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Totle: May 2017 – Present: Responsible for all aspects of launching blockchain technology company; Business Development and Financing, Bleznak Real Estate: 2013 – May 2017 – responsible for business development and financing for portfolio of a dozen assets 2000+ multifamily units and 1million plus square feet of retail / light industrial properties.

Name
Adam Bleznak

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder & Director: September 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
President of Woodbury Management, Inc., May 2010 - Present: Responsible for operations of approximately 2000 apartments in our portfolio.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
David Bleznak

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder, Chief Executive Officer & Director: May 2017 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Totle: May 2017 – Present: Responsible for all aspects of launching blockchain technology company;

Business Development and Financing, Bleznak Real Estate: 2013 – May 2017 – responsible for business development and financing for portfolio of a dozen assets 2000+ multifamily units and 1million plus square feet of retail / light industrial properties.

Name
Sergey Tsyba

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Technology Officer: February 2018 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Totle: May 2017 – Present: Responsible for complete technical development and fielding of blockchain solution; project scopes, objectives and timelines, measuring performance and ensure on-time delivery.

WiseCredit, CTO, Jul 2015 - Feb 2017: Responsible for complete technical development and fielding of fintech solution; project scopes, objectives and timelines, measuring performance and ensure on-time delivery.

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has five (5) employees in the United States of America and Canada.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company is authorized to issue three million (3,000,000) shares of capital stock all of which shall be designated common stock and have a par value $0.00001 per share (the "***Common Stock***"), pursuant to the Certificate of Incorporation, filed on September 12, 2017.

The Company has issued the following outstanding securities:

Common Stock
On September 26, 2017, the Company entered a Common Stock Purchase Agreement with David Bleznak for the aggregate sale of 550,000 shares of the Company's Common Stock at a price of $0.00045455 per share for the aggregate proceeds of $250.00. Half of the shares vested on March 12, 2017 (the "***Vesting Commencement Date***") and an additional 1/24th of the shares were deemed vested on the same day of the month as the date of the Vesting Commencement Date and day of each month thereafter until all shares are released from the repurchase option. This exempt offering of securities was conducted in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended (the "***Securities Act***"). The proceeds from this offering were used for general working capital. On February 12, 2018, David Bleznak transferred 36,848 shares of Common Stock to Sergey Tsyba and 14,739 shares to Jordan Lyall in a stock transfer approved by the Company's Board of Directors. On September 26, 2017, the Company entered a Common Stock Purchase Agreement with Adam Bleznak for the aggregate sale of 100,000 shares of the Company's Common Stock at a price of $0.0025 per share for the aggregate proceeds of $250.00. The shares were fully vested on the date of grant. This exempt offering of securities was conducted in reliance on Section 4(a)(2) of the Securities Act. The proceeds from this offering were used for general working capital.

On October 25, 2017, the Company entered into a Common Stock Purchase Agreement with a single purchaser for the aggregate sale of 350,000 shares of the Company's Common Stock at a price of $0.0007 per share for the aggregate proceeds of $250.00, subject to vesting. This exempt offering of securities was conducted in reliance on Section 4(a)(2) of the Securities Act. Subsequently, the Company repurchased 100% of the shares issued for $250.00.

Additionally, pursuant to the Company's 2017 Equity Incentive Plan, the Company has issued 75,072 shares of restricted Common Stock, of which 35,127 have been repurchased, and 39,945 remain issued and outstanding. The terms of these issuances and restrictions on these shares are fully detailed in the section below titled '*Employee Stock Option Plan*'.

As of the date of this Form C-AR, there are a total of 1,339,946 shares of the Company's Common Stock issued and outstanding, inclusive of the restricted stock detailed below. Until all shares have vested, the Company has a right to repurchase unvested shares in the event that the shareholder's continuous service to the Company is voluntarily or involuntarily terminated.

Employee Stock Option Plan
On September 26, 2017, the Company adopted and approved its 2017 Equity Incentive Plan (the "***Plan***") to attract, retain and motivate employees, officers, directors, consultants, agents, advisors and independent contracts of the Company and its affiliates to align their interests and efforts to the long-term interests of the Company's stockholders. The Plan permits the grant of Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, Restricted Stock and Restricted Stock Units. The aggregate number of shares the Company's Common Stock that may be issue pursuant to the Plan shall not exceed 86,957 shares.

As of the date of this Form C-AR, there are 86,955 shares of Common Stock associated with awards under the Plan outstanding, and 2 shares of Common Stock remain available for grant under the Plan.

Options Issued under the Plan
From January 31 to February 8, 2019, the Company issued 8 incentive and 4 nonqualified stock option grants pursuant to the Plan for the aggregate purchase of 47,010 shares of the Company's Common Stock at an exercise price of $7.01 per share with various vesting schedules (collectively, the "***Options***").

The exercise of the outstanding Options to purchase 47,010 shares of Common Stock, or the repurchase by the Company of any Options subject to vesting, may limit, dilute or qualify the Crowd SAFE Units of SAFE (Simple Agreement for Future Equity).

Restricted Stock Issued under the Plan
On November 7, 2017, the Company issued 24,457 shares of restricted Common Stock pursuant to the Plan to four service providers at a price per share of $0.00001 (the "***Restricted Stock***"). The Restricted Stock awards' had a vesting commencement date of October 26, 2017 and overall vesting terms of approximately two years.

On February 12, 2019, the Company issued 45,300 shares of Restricted Stock pursuant to the Plan to six service providers at a price per share of $0.00001. The Restricted Stock awards' had vesting commencement dates ranging from October 1, 2017 to February 12, 2018 and vesting schedules ranging from six month to one year cliffs and overall terms two to four years.

The repurchase by the Company of any shares subject to vesting, may limit, dilute or qualify the Crowd SAFE Units of SAFE (Simple Agreement for Future Equity). Convertible Notes
Between October 26, 2017 and June 6, 2018, the Company commenced a private placement offering of the Company's convertible promissory notes in reliance on the Regulation D, Rule 506(b) exemption from registration under the Securities Act. The Company issued the Company's convertible promissory notes to 35 investors, for the aggregate proceeds of $1,748,750.00 (the "***Convertible Notes***"). The proceeds from the Convertible Notes offering were used for salaries and wages, technical development, business development and marketing, and working capital reserves.

Pursuant to the terms of the Convertible Notes, the securities will convert in the following scenarios:

(a)   *Automatic Conversion in a Qualified Financing.* If a Qualified Financing (defined below) occurs, the principal amount of each note, and, at the Company's option, any accrued and unpaid interest thereon will be automatically converted into the Company's preferred stock that are separate from, and are a sub-series of, the capital stock being offered in the Qualified Financing and shall be *pari passu* with the preferred stock issued in the Qualified Financing. The number of shares the note holders shall be issued upon the Qualified Financing shall be equal to the quotient of (i) the outstanding principal of each note and any accrued and unpaid interest on the date of conversion, divided by (ii) the lesser of eighty percent (80%) of the price paid by other purchasers of the Company's capital stock sold in the Qualified Financing; or the price per share derived by dividing (A) $10,000,000 by (B) the number of outstanding shares of Common Stock immediately prior to the closing of the Qualified Financing. A "**Qualified Financing**" means the next sale or series of related sales by the Company of its capital stock from which the Company receives gross proceeds of not less than $2,000,000 (excluding the conversion of the Convertible Notes).

(b)   *Maturity Conversion.* If the Qualified Financing or a Corporate Transaction (as defined below) has not occurred on or before October 26, 2019 (the "**Maturity Date**"), the outstanding principal of each note and any accrued and unpaid interest shall, at the election of the holders of a majority in interest of the aggregate principal amount of the Convertible Notes, be converted into the Company's Common Stock. The number of said shares to be issued upon conversion shall be equal to the quotient obtained by dividing (i) the outstanding principal of each note and any accrued and unpaid interest on the date of conversion, divided by the quotient of (ii) (A) $10,000,000 by (B) the number of outstanding shares of Common Stock immediately prior to the closing of the Qualified Financing.

(c)   *Conversion upon a Change of Control or Initial Public Offering.* In the event of a Corporate Transaction (as defined below), prior to full payment of a note or prior to the time when a note shall convert upon a Qualified Financing or on the Maturity Date , then the Company shall pay each note holder the proceeds of the Corporate Transaction, the greater of (i) one and one-half times (1.5x) the outstanding principal of each note and any accrued and unpaid interest or (ii) such amount as would have been payable if such note holder were converted into Common Stock immediately before the Corporate Transaction. For the purpose of clause (ii) above, the number of shares of Common Stock that would be issuable upon such conversion shall be equal to the quotient of (x) the outstanding principal of each note and any accrued and unpaid interest, divided by (y) the less of eighty percent (80%) of the consideration to be received per share of common stock in such Corporate Transaction; or the price per share derived by dividing (A) $10,000,000 by (B) the number of outstanding shares of Common Stock immediately prior to the closing of the Qualified Financing or Maturity Date. A "**Corporate Transaction**" means (i) the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets; (ii) the consummation of the merger or consolidation of the Company with or into another entity; (iii) change of control, if after such closing, such person or group would hold at least a majority of the outstanding voting stock of the Company; or (iv) liquidation, dissolution, or winding up of the Company. As of the date of this Form C-AR, no action has been taken to extend or convert the Convertible Notes and such securities remain outstanding. The conversion of the outstanding convertible notes may limit, dilute or qualify the Crowd SAFE Units of SAFE (Simple Agreement for Future Equity).

Simple Agreement for Future Equity with Bonus Token Allocation (SAFE-T)
Between August 2, 2018 and January 7, 2019, the Company issued seven Simple Agreement for Future Equity with Bonus Token Allocation to seven investors for the aggregate proceeds of $1,180,515 in reliance on the Section 4(a)(2) exemption from registration under the Securities Act (the "**SAFE-Ts**"). The proceeds from the SAFE-T offering were used for salaries and wages, technical development, business development and marketing, and working capital reserves.

Pursuant to the terms of the SAFE-Ts, the securities will convert in the following scenarios:

(a)   *Qualified Financing.*
In the event of a Qualified Financing (defined below), before the expiration or termination of the SAFE-

Ts, the Company will automatically issue to the SAFTE-T holders either:

        (i)   a number of shares of preferred stock equal to the purchase amount of each SAFE- T divided by the price per share of the preferred stock in the Qualified Financing, if the pre-money valuation is less than or equal to $13,500,000; or

        (ii)   a number of shares of preferred stock issued in the Qualified Financing equal to the purchase amount of each SAFE-T divided by the quotient of (i) 13,500,000 divided by (ii) the sum of all shares of capital stock (on an as converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities (excluding the SAFE-Ts, convertible promissory notes, and shares of Common Stock reserved under the equity incentive plan) ("*Company Capitalization*"). A "*Qualified Financing*" shall mean a transaction or series of transactions in which the Company issues and sells a new series or class of preferred stock at a fixed pre-money valuation.

Optional Conversion.
Separately, if holders of greater than $750,000 of the Company's SAFE-Ts elect to convert the SAFE-Ts before the expiration or termination of the instrument, the Company will automatically issue to the SAFE-T holders a number of shares of Common Stock equal to the purchase amount divided by the quotient of (i) 13,500,000 divided by (ii) the Company Capitalization.

(b)   *Bonus Tokens*. If the company issues digital tokens (the "*Tokens*") before the expiration or termination of the SAFE-Ts, the Company agrees to deliver each investor a number of Tokens equal to the Bonus Token Allotment. The "*Bonus Token Allotment*" means, with respect to each investor, ten percent (10%) of the total amount of Tokens created or sold in any token sale or any other creation or issuance of Tokens by Company, multiplied by the quotient of (i) the purchase amount invested divided by the (ii) total purchase amount of all SAFE-Ts in this series up to $1,500,000.

(c)   *Liquidity Event*. If there is a change of control or initial public offering before the expiration or termination of the SAFE-Ts ("*Liquidity Event*"), the SAFE-Ts holders will, at their option, either (i) receive a cash payment equal to the purchase amount (the "*Cash-Out Purchasers*"); or, if the SAFE-Ts fail to select the cash option, (ii) automatically receive from the Company a number of Common Stock equal to the purchase amount divided by the price per share equal to (a) $13,500,000 divided by (b) the Company Capitalization. If there are not enough funds to pay the purchaser and holders of other SAFE-Ts in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Purchasers in proportion to their purchase amounts, and the Cash-Out Purchasers will automatically receive the number of shares of Common Stock equal to the remaining unpaid purchase amount divided by the quotient of (i) 13,500,000 divided by (ii) the number, as of immediately prior to the Liquidity Event, of shares of Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other SAFE- Ts; and (iv) convertible promissory notes (the "*Liquidity Capitalization*").

(d)   *Dissolution*. In the event of (i) a voluntary termination of operations of the Company, (ii) general assignment for the benefit of the Company's creditors, (iii) liquidation, dissolution, or winding up of the Company, ("*Dissolution Event*"), before the SAFE-Ts expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

(e)   *Termination*. The SAFE-Ts will expire and terminate upon (i) the issuance of stock to the investors pursuant to a Qualified Financing, Optional Conversion, Liquidity Event or payment upon a Liquidity Event or Dissolution Event.

As of the date of this Form C-AR, no action has been taken to convert the SAFE-T and such securities remain outstanding.

Debt
The Company has the following debt outstanding:

During the years ended December 31, 2017, an officer and Director of the Company, David Bleznak, lent funds for operations and start-up cost. These advances are non-interest bearing. At December 31, 2017, the amount outstanding is $253,173 and is recorded under 'Loans Payable related party' on the balance sheet.

On December 3, 2018, the Company entered into a loan with Mitchell Bleznak for the principal amount of $150,000. The loan includes an annual interest of Prime plus 5% and shall be payable beginning on March 1, 2019 until December 3, 2021. As of the date of this Form C-AR, the remaining amount outstanding of the loan is $150,700.

Additionally, the Company has issued $1,748,750 of debt in connection with its convertible note offering outstanding. For a complete description of the convertible note offering, see the section titled '*Convertible Notes*' above.

The Company currently has $12,600 in credit card debt outstanding.

CrowdSAFE
On March 8, 2019, the Company commenced an offering under Regulation Crowdfunding and raised $135,427 from 217 investors. Each investor received a CrowdSAFE from the Company that had (1) a valuation cap of $20,000,000, and (2) a discount rate of 20%.

Ownership
The majority of the Company is owned by David Bleznak, its founder, Director and Chief Executive Officer.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
David Bleznak	71.24%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements as of year ended December 31, 2019 are attached hereto as Exhibit A.

Recent Tax Return Information (2019)

Total Income	Taxable Income	Total Tax
$0	**$0**	**$0**

Operations

The Company incurred total operating expenses of $1,804,745 for the year ended December 31, 2019.. In 2019, the Company's operations resulted in a net loss of $1,810,212.

General & Administrative
The Company expenses the cost of general & administrative expenses as incurred and aggregated $1,040,423 for the year ended December 31, 2019.

Advertising

The Company expenses the cost of advertising as incurred and aggregated $310,926 in expenses for the year ended December 31, 2017.

Liquidity and Capital Resources

As of December 31, 2019, we had $250,000 cash on hand, which will be used to execute our business strategy.

The Company currently has an average burn rate of $78,000 per month.

Capital Expenditures and Other Obligations

The Company does not plan to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any purchaser of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the securities or any securities into which they are convertible, such transferring purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the purchaser may not transfer the securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Debt

During the year ended December 31, 201, the Company also issued convertible notes to family of shareholders and officers. As of December 31, 2019, the amount of related party convertible notes (short term) is $700,000.

On October 26, 2017, the Company issued a convertible promissory note to Richard D. Bleznak Revocable Living Trust for the aggregate proceeds of $100,000. For more information relating to the convertible notes, see the 'Convertible Notes' section herein on page 24.

On October 26, 2017, the Company issued a convertible promissory note to Mitchell Bleznak Revocable Living Trust for the aggregate proceeds of $350,000. For more information relating to the convertible notes, see the 'Convertible Notes' section herein on page 24.

On January 7, 2019, the Company issued a SAFE-T with David Bleznak for the aggregate proceeds of $280,515. For more information relating to the SAFE-Ts terms, see 'SAFE-T' section herein on page 25.

Conflicts of Interest
To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION
The Company is currently conducting a round of financing at a pre-money valuation of twenty million dollars ($20,000,000).

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
/s/ David Bleznak
AC3ABDB65364485...
(Signature)

David Bleznak
(Name)

Chief Executive Officer, Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
/s/ David Bleznak
AC3ABDB65364485...
(Signature)

David Bleznak
(Name)

Chief Executive Officer, Director
(Title)

4/29/2020
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:

/s/

2A9645DB41F1490...

(Signature)

Adam Bleznak

(Name)

Director

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

/s/

2A9645DB41F1490...

(Signature)

Adam Bleznak

(Name)

Director

(Title)

4/29/2020

(Date)

EXHIBIT A
Financial Statements

I, David Bleznak, the CEO of Totle Inc., hereby certify that

(1) the accompanying unaudited financial statements of Totle Inc.. thereto for the periods ending December 2019 included in this Form C-AR are true and complete in all material respects;

(2) the tax return information of Totle Inc. included in this Form C-AR reflects accurately the information reported on the tax return for Totle Inc. filed for the fiscal year ended December 2019; and

(3) that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 29, 2020.

DocuSigned by:
David Bleznak
AC3ABDB65364485...
___________________________(Signature)

Name: David Bleznak

Title: CEO

Date: April 29, 2020



TOTLE, INC.
(A Delaware Corporation)

Financial Statements (Unaudited) and
Independent Accountants' Compilation Report

December 31, 2019

TOTLE, INC.

Table of Contents





INDEPENDENT ACCOUNTANTS' COMPILATION REPORT

To Management of Totle, Inc.
Spokane, Washington

Management is responsible for the accompanying financial statements of Totle, Inc. ("the Company"), which comprise the balance sheet as of December 31, 2019, and the related statements of operations, stockholders' deficit and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Management has elected to omit substantially all the disclosures required by accounting principles generally accepted in the United States of America. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Company's financial position, results of operations, and cash flows. Accordingly, the financial statements are not designed for those who are not informed about such matters.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Fruci & Associates II, PLLC

Spokane, WA
February 25, 2020

Totle, Inc.
Balance Sheet
December 31, 2019
(unaudited)

ASSETS

	2019
Current assets:	
Cash and cash equivalents	$ 56,134
Total current assets	56,134
Other assets:	
Gemini investment	4
Total assets	$ 56,138

LIABILITIES AND STOCKHOLDER'S Deficit

Liabilities:	
Loans payable related party	$ 258,545
Accounts payable and accrued expenses	96,270
Convertible notes short term	1,048,750
Convertible notes related party short term	700,000
Total current liabilities	2,103,565
Convertible notes	-
Convertible notes related party	300,000
Long-Term Debt	300,000
Total liabilities	2,403,565
Commitments and contingencies	-
Stockholder's Deficit:	
Series A Preferred stock, 574,200 shares authorized, $0.00001 par value; 570,000 and 0 shares issued and outstanding as of December 31, 2019 and 2018, respectively	6
Common stock 3,000,000 shares authorized, $0.00001 par value; 769,745 and 650,000 shares issued and outstanding as of December 31, 2019 and 2018, respectively	8
Additional paid-in capital	1,389,908
SAFE's	1,302,501
Accumulated deficit	(5,039,850)
Total stockholder's deficit	(2,347,427)
Total liabilities and stockholder's equity	$ 56,138

See independent accountants' compilation report

Totle, Inc.
Statement of Operations
For the year ended December 31, 2019
(unaudited)

	2019
Revenue	$ -
Expenses:	
Salaries and wages	344,919
Advertising expense	310,926
Professional services expense	79,224
Rent	29,253
General and administrative	1,040,423
Total operating expenses	1,804,745
Loss from operations	(1,804,745)
Other expenses	
Interest income	-
Interest expense	(28,543)
Cryptocurrency income (loss)	23,076
Total other expenses	(5,467)
Net loss before income taxes	(1,810,212)
Provision for income taxes	-
Net loss	$ (1,810,212)

See independent accountants' compilation report

Totle, Inc.
Statement of Shareholders' Deficit
For the year ended December 31, 2019
(unaudited)

	Series A Preferred Stock		Capital Stock		APIC	SAFE's	Accumulated Deficit	Total Stockholder's Deficit
	Shares	Amount	Shares	Amount				
Balance - December 31, 2018	-	-	650,000 $	6	$ 494	$ 1,070,000	$ (3,229,638)	$ (2,159,138)
Common stock issued for cash			82,566	2	564,998			565,000
Common stock issued for cryptocurrency			35,572	-	243,422			243,422
Common stock issued for rent			1,607	-	11,000			11,000
Preferred stock issued for cash	559,802	6			419,994			420,000
Preferred stock issued for debt	10,198	0			150,000			150,000
SAFE's issued for cash						221,986		221,986
SAFE's issued for services						10,515		10,515
Net loss							(1,810,212)	(1,810,212)
Balance - December 31, 2019	570,000 $	6	769,745 $	8	$ 1,389,908	$ 1,302,501	$ (5,039,850)	$ (2,347,427)

Totle, Inc.
Statement of Cash Flows
For the year ended December 31, 2019
(unaudited)

	2019
Cash flows from operating activities:	
Net loss	$ (1,810,212)
Adjustments to reconcile net loss to net cash	
used by operating activities:	
SAFE's issued for services	10,515
Common stock issued for rent	11,000
Cryptocurrency (income) loss	(23,076)
Changes in operating assets and liabilities:	
Stock subscription receivable	-
Accounts payable	(29,433)
Net cash used by operating activities	(1,841,206)
Cash flows from investing activities:	
Proceeds from sale of cryptocurrency	266,494
Net cash provided by investing activities	266,494
Cash flows from financing activities:	
Proceeds from issuance of common stock	565,000
Proceeds from issuance of preferred stock	420,000
Proceeds from loans related party	303,275
Proceeds from issuance of SAFE agreements	221,986
Net cash provided by financing activities	1,510,261
Net decrease in cash and cash equivalents	(64,451)
Cash and cash equivalents at beginning of period	120,585
Cash and cash equivalents at end of period	$ 56,134
Supplemental cash flow information:	
Cash paid during the period for:	
Interest	$ -
Taxes	$ -
Non-cash transactions	
SAFE'S issued for cryptocurrency	$ -
Common stock issued for cryptocurrency	$ 243,422
Preferred stock issued for convertible debt	$ 150,000

See independent accountants' compilation report

Totle, Inc.

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Savings	435.58
CPC CHECKING (2072)	0.00
Cryptocurrency	0.00
Money Market	0.00
Petty Cash	0.00
Totle Checking	120,149.17
Total Bank Accounts	**$120,584.75**
Other Current Assets	
Employee Advances	0.00
Stock Subscriptions Rec. - Adam B.	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$120,584.75**
Fixed Assets	
Start-up Costs	0.23
Total Fixed Assets	**$0.23**
TOTAL ASSETS	**$120,584.98**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Business Platinum Card-11009	16,742.41
CREDIT CARD (3696)	0.00
Totle Visa Card	14,928.30
Total Credit Cards	**$31,670.71**
Other Current Liabilities	
Accrued Expenses	57,626.00
Accrued Interest	36,406.00
Notes Payable - David Bleznak	233,696.59
Loan Payable - David B. ST	21,573.09
Total Notes Payable - David Bleznak	**255,269.68**
Total Other Current Liabilities	**$349,301.68**
Total Current Liabilities	**$380,972.39**

Totle, Inc.

BALANCE SHEET

As of December 31, 2018

	TOTAL
Long-Term Liabilities	
Convertible Notes	
Notes Payable - Alec Rasmussen	50,000.00
Notes Payable - Amy Grosinger	12,500.00
Notes Payable - Andrew Moss Trust	25,000.00
Notes Payable - Barry Lefkowitz	12,500.00
Notes Payable - Barry Leshman	6,250.00
Notes Payable - Breisman Holdings	12,500.00
Notes Payable - Crypto Investor One	100,000.00
Notes Payable - Dan Labes	25,000.00
Notes Payable - David Schostak	25,000.00
Notes Payable - Dr. David Altman	12,500.00
Notes Payable - Dundee Industries	25,000.00
Notes Payable - Eric Suris	25,000.00
Notes Payable - Gal Shimon Levy	25,000.00
Notes Payable - Harmon Street	25,000.00
Notes Payable - Howard Weinberger	6,250.00
Notes Payable - Jacob Schostak	25,000.00
Notes Payable - Jeanette Hauser	25,000.00
Notes Payable - Jeff Kalt	25,000.00
Notes Payable - Jeremy Modell	25,000.00
Notes Payable - Joseph Nemeth	25,000.00
Notes Payable - Lorenzen Family Holdings	25,000.00
Notes Payable - Lyle Properties	50,000.00
Notes Payable - Lynne G. Obron	20,000.00
Notes Payable - Marc Schechter	12,500.00
Notes Payable - Mark David Lewis	6,250.00
Notes Payable - Mark Page	0.00
Notes Payable - Mitchell Bleznak	350,000.00
Notes Payable - MMADJ	350,000.00
Notes Payable - Randall S. Miller	12,500.00
Notes Payable - Richard Bleznak Trust	100,000.00
Notes Payable - Ross Partrich Trust	50,000.00
Notes Payable - Spencer Partrich Trust	50,000.00
Notes Payable - Steve Pyett	10,000.00
Notes Payable - The Alan Group	50,000.00
Notes Payable - Travistock Investments	25,000.00
Notes Payable - Wavemaker Genesis	125,000.00
Total Convertible Notes	**1,748,750.00**

Totle, Inc.

BALANCE SHEET

As of December 31, 2018

	TOTAL
Loan Payable - Mitchell Bleznak	150,000.00
Total Long-Term Liabilities	**$1,898,750.00**
Total Liabilities	**$2,279,722.39**
Equity	
Additional Paid-In Capital	
Additional Paid-In Capital - Adam Bleznak	249.00
Additional Paid-In Capital - David Bleznak	245.00
Total Additional Paid-In Capital	**494.00**
Common Stock	
Common Stock - Adam B.	1.00
Common Stock - David Bleznak	5.00
Equity - Alec Rasmussen	0.04
Total Common Stock	**6.04**
Equity - SAFE-T	
Equity - Arrington XRP Capital - SAFE-T	300,000.00
Equity - David Bleznak - SAFE-T	170,000.00
Equity - Goren Holm Group - SAFE-T	100,000.00
Equity - Mitchel Bleznak - SAFE-T	150,000.00
Equity - Neo Global Capital - SAFE-T	200,000.00
Equity - Tally Capital - SAFE-T	100,000.00
Equity - Wyre Investment Fund - SAFE-T	50,000.00
Total Equity - SAFE-T	**1,070,000.00**
Retained Earnings	-381,885.47
Net Income	-2,847,751.98
Total Equity	**$ -2,159,137.41**
TOTAL LIABILITIES AND EQUITY	**$120,584.98**

Totle, Inc.

PROFIT AND LOSS
January - December 2018

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Administrative Expense	33,302.48
Bank Charges & Fees	254.26
Business Development	93,685.10
Charitable Contributions	10,000.00
Development	
Development Contractors	530,301.42
Full-Time Development Salary	156,971.15
Total Development	**687,272.57**
Infrastructure	87,399.39
Insurance	783.87
Legal Fees/Accounting	138,930.31
Marketing	
Customer Support	4,200.00
Full-Time Marketing Salary	53,403.60
Marketing Contractors	345,489.84
Paid Marketing Spend	92,345.06
Sponsorships	233,283.50
Total Marketing	**728,722.00**
Miscellaneous	-579.29
Office Supplies	46,323.72
Operations	
Full-Time Operations Salary	130,212.63
Operations Contractors	30,860.00
Total Operations	**161,072.63**
Other Business Expenses	-3,000.00
Payroll Taxes	39,318.81
Product	
Full-Time Product Salary	110,038.51
Product Contractors	111,321.70
Total Product	**221,360.21**
Taxes & Licenses	63.29
Travel	165,513.69
Total Expenses	**$2,410,423.04**
NET OPERATING INCOME	**$ -2,410,423.04**
Other Income	
Interest Income	580.31
Total Other Income	**$580.31**

Totle, Inc.

PROFIT AND LOSS

January - December 2018

	TOTAL
Other Expenses	
Exchange Gain or Loss	405,267.25
Interest Expense	32,642.00
Total Other Expenses	**$437,909.25**
NET OTHER INCOME	**$ -437,328.94**
NET INCOME	**$ -2,847,751.98**